The Boeing Company (BA)
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278
Shareholder, The Boeing Company
Shareholder Alert
Please vote for Proposals 6
Independent Board Chairman

Boeing at least needs to adopt this proposal until the 737 Max crisis is past so that Dennis Muilenburg can focus more on the day-to-day efforts to get the 737 Max flying again.

In all, the delayed 737 Max deliveries could cut $10 billion from Boeing's cash pile in 2019, Bloomberg reported, citing analysts before Boeing's quarterly results were released Wednesday morning. Some experts predict the aircraft won't return to service until October.
Source:
Boeing's 737 Max will fly again -- but no one knows when
CBS News

Meanwhile tools and trash have been reported in newly completed 787 Dreamliners and KC-46 Air Force tanker aircraft.

Dennis Muilenburg could also consider a furlough from the Caterpillar Board to focus his full efforts on the 737 Max crisis.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposals 6 by following the instructions provided in the management proxy mailing.